[On letterhead of Eversheds Sutherland (US) LLP]
March 1, 2021
Via EDGAR

Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:    Prospect Flexible Income Fund, Inc. – Preliminary Proxy Statement
Dear Ms. Rossotto:
On behalf of Prospect Flexible Income Fund, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on February 26, 2021 and March 1, 2021 regarding the Company’s preliminary proxy statement filed with the SEC on February 19, 2021 (the “Proxy”). Each of the Staff’s comments are set forth below and followed by the Company’s response. Where applicable, revisions to the Proxy referenced in the below responses are set forth in the Company’s definitive proxy statement filed with the SEC concurrently herewith. Capitalized terms used but not defined herein have the meanings ascribed thereto in such proxy statement.

1.Please confirm in correspondence that holding a virtual meeting is compliant with applicable state law and the Company’s governing documents.

Response: The Company confirms to the Staff that holding a virtual meeting is compliant with and permissible under Maryland law, including the Maryland General Corporation Law, and the Company's governing documents, including its charter and bylaws.

2.Please advise in correspondence whether the Company contemplated any intentional changes to the virtual meeting experience when compared to an in-person meeting. For example, will investors be able to ask questions and/or make statements to the same extent in a virtual meeting as in an in-person?  If not, please explain why.

Response: The Company advises the Staff that the virtual meeting experience will be substantially similar to an in-person meeting. Stockholders will be able to ask questions, vote and make statements to the same extent as in an in-person meeting.

3.Please consider providing a technical assistance phone number for investors to use if they experience “day of” problems logging on, hearing, or being heard at the virtual meeting.

Response: The Company advises the Staff that it has included disclosure regarding how to access technical assistance in response to the Staff’s comment.

4.In the letter to stockholders, please include a statement that the Board of Directors recommends voting in favor of the New Advisory Agreement proposal and believes it to be in the best interests of the Company.

Response: The Company advises the Staff that it has included the requested disclosure in response to the Staff’s comment.

5.On page 3 of the Proxy, under the heading “Purpose of Special Meeting,” please briefly explain why the New Advisory Agreement is necessary.

Response: The Company advises the Staff that it has included the requested disclosure in response to the Staff’s comment.

6.On page 4 of the Proxy, where the fee of AST Fund Solutions is disclosed, please include the full amount of soliciting fees if not so reflected in such amount, or revise this disclosure to reflect the full amount.

Response: The Company advises the Staff that it has revised the referenced disclosure in response to the Staff’s comment.

7.On page 6 of the Proxy, please disclose whether the Company paid or has any obligation to pay any amount in connection with the termination of the Former ELA.  Please also disclose whether the termination of the Former ELA results in an increase in Company expenses until the New ELA goes into effect.

Response: The Company advises the Staff that it has included the requested disclosure in response to the Staff’s comment.

8.Please include the New ELA with your response letter to the Staff’s comments.

Response: The Company advises the Staff that the form of New ELA is attached hereto as Annex A.

9.In correspondence, please explain the recoupment provision of the New ELA and disclose such recoupment provision in the Proxy. Please ensure that, under the New ELA, the recoupment of fees waived must occur within three years of the date of the waiver.

Response: The Company confirms that, under the New ELA, the recoupment of fees previously waived is limited to the period of three years from the date of the waiver. The Company advises the Staff that the following summary of the recoupment provision of the New ELA has been included in the Proxy in response to the Staff’s comment:

•Under the New ELA, the Fund would be required to reimburse PCM for fees that PCM has waived within three years of the date of such waiver solely to the extent that the Fund has sufficient excess cash on hand at the time of any proposed reimbursement and that the repayment limitations that are set forth in the New ELA (the “Repayment Limitations”) can be satisfied. The Repayment Limitations require that any proposed reimbursement be limited to the lesser of (i) the excess of the Expense Limit applicable to such quarter over the Fund’s actual operating expenses for such quarter and (ii) the amount of reimbursement which, when added to the Fund’s expenses for such quarter, permits the Fund to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of Fund shares) from the sum of (x) the Fund’s net investment income (loss) for such quarter plus (y) the Fund’s net realized gains (losses) for such quarter.

10.Please confirm that the New ELA conforms to and is consistent with the Staff’s prior comments to the form of expense limitation agreement included as Annex D to the Company’s joint registration statement/proxy statement on Form N-14 (File No. 333-226811).

Response: The Company so confirms to the Staff in response to its comment.

*    *    *

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0472.

Sincerely,

/s/ Cynthia Beyea

Cynthia Beyea

cc: Russell Wininger, Prospect Flexible Income Fund, Inc.

ANNEX A

Expense Limitation Agreement

This Expense Limitation Agreement (the “Agreement”) is entered into this ___ day of _____ 2021, by and between Prospect Flexible Income Fund, Inc. (the “Fund”) and Prospect Capital Management L.P. (the “Adviser”).

WHEREAS, the Fund is an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser serves as the Fund’s investment advisor pursuant to that certain Investment Advisory Agreement, dated as of ________, 2021 (the “Investment Advisory Agreement”);

WHEREAS, the Adviser may waive a portion or all of the investment advisory fees that it is entitled to receive pursuant to the Investment Advisory Agreement in order to limit the Fund’s Operating Expenses (as defined below) to an annual rate, expressed as a percentage of the Fund’s average quarterly net assets, equal to 8.00% (the “Annual Limit”); and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interest of the Fund for the Fund to reimburse the Adviser for any previously waived investment advisory fees in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

In the event that the current Operating Expenses of the Fund, as accrued each quarter, exceed the Annual Limit (the amount of such excess, the “Excess Amount”), the Advisor will, commencing with the effective date of this Agreement and through September 30, 2021, waive the investment advisory fees to which it is entitled pursuant to the Investment Advisory Agreement (an “Excess Amount Waiver”), up to the Excess Amount. For fiscal quarters commencing after September 30, 2021, in the event that an Excess Amount exists, the Advisor may, at its option and in its sole discretion on a quarterly basis, waive advisory fees to which it is entitled pursuant to the Investment Advisory Agreement so that there is an Excess Amount Waiver, in any amount up to the Excess Amount.

For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund, including but not limited to the Advisor’s base management fees detailed in Section 3(a) the Investment Advisory Agreement, any and all costs and expenses that qualify as line item “operating” expenses in the financial statements of the Fund as the same are filed with the U.S. Securities and Exchange Commission and other expenses described in the Investment Advisory Agreement, but does not include any portfolio transaction or other investment-related costs (including brokerage commissions, dealer and underwriter spreads, prime broker fees and expenses and dividend expenses related to short sales), interest expenses and other financing costs, extraordinary expenses and acquired fund fees and expenses. Upfront shareholder transaction expenses (such as sales commissions, dealer manager fees, and similar items) are not Operating Expenses.

Any Excess Amount Waiver made by the Adviser is subject to repayment (a “Reimbursement”) by the Fund within three years of the date on which the Excess Amount Waiver was made by the Adviser. If this Agreement is terminated or expires pursuant to its terms, the Adviser shall maintain its right to repayment for any Excess Amount Waiver it has made under this Agreement, subject to the Repayment Limitations.

Any Reimbursement shall be made solely in the event that that the Fund has sufficient excess cash on hand at the time of any proposed Reimbursement and shall be limited to the lesser of (i) the excess of the Annual Limit applicable to such quarter over the Fund’s actual Operating Expenses for such quarter and (ii) the amount of Reimbursement which, when added to the Fund’s expenses for such quarter, permits the Fund to pay the then-current aggregate quarterly distribution to its shareholders, at a minimum annualized rate of at least 6.00% (based on the gross offering prices of Fund shares) (the “Distribution”) from the sum of (x) the Fund’s net investment income (loss) for such quarter plus (y) the Fund’s net realized gains (losses) for such quarter (collectively, the “Repayment Limitations”). For the purposes of the calculations pursuant to (i) and (ii) of the preceding sentence, any Reimbursement will be treated as an expense of the Fund for such quarter, without regard to the GAAP treatment of such expense. In the event that the Fund is unable to make a full payment of any Reimbursements due for any applicable quarter because the Fund does not have sufficient excess cash on hand, any such unpaid amount shall become a payable of the Fund for accounting purposes and shall be paid when the Fund has sufficient excess cash on hand (subject to the Repayment Limitations); provided, that in the case of any Reimbursements, such payment shall be made no later than the date that is three years after the date on which the applicable Excess Amount Waiver was made by the Adviser.

This Agreement shall be effective as of the date hereof, and continue until the first month end following the one-year anniversary thereof (the “Initial Term”). Following the Initial Term of this Agreement, the Adviser may elect, in its sole and absolute discretion, to offer to continue this Agreement for successive annual periods. Any such continuance must be approved by a majority of the Board of Directors of the Fund (the “Board”), including a majority of the directors that are not “interested persons” of the Fund, as such term is defined under the 1940 Act.

This Agreement may be terminated at any time, without the payment of any penalty and without notice, by the Fund. This Agreement may be terminated by the Adviser upon written notice to the Fund. This Agreement will automatically terminate if (i) the Fund provides the Adviser with notice of the Fund’s intent to terminate the Investment Advisory Agreement, and such termination of this Agreement will be effective upon the date that the Adviser receives such notice or (ii) the Investment Advisory Agreement is terminated for any reason.

Miscellaneous

(a)This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without reference to its conflicts of laws provisions) and the applicable provisions of the 1940 Act and the Investment Advisers Act of 1940, as amended (the “Advisers Act”). To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act or the Advisers Act, the latter two, as applicable, shall control. Further, nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Articles of Incorporation or Bylaws, as each may be amended or restated from time to time, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Fund.

(b)If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(c)The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.

(d)This Agreement may only be amended in writing, and by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

[SIGNATURE PAGE IMMEDIATELY FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

PROSPECT FLEXIBLE INCOME FUND, INC.

By: __________________________
Name:
Title:

PROSPECT CAPITAL MANAGEMENT L.P.

By: __________________________
Name:
Title: